Press Release

CAE announces appointment of John Manley as Chair of the Board and Board of Directors election results

Montreal, Canada, August 14, 2018 – (NYSE: CAE; TSX: CAE) – CAE announced today that its Board of Directors has appointed the Honourable John P. Manley, P.C., O.C., as Chair of the Board following CAE’s 2018 annual meeting of shareholders held earlier today.

Mr. Manley has been an independent director of CAE since 2008. He succeeds Mr. James F. Hankinson who retired today, having served as a director since 1995 and as Chair of the Board since 2013.

Mr. Manley is President and Chief Executive Officer of the Business Council of Canada, which represents the CEOs and entrepreneurs of leading Canadian corporations. Mr. Manley is former Deputy Prime Minister of Canada. He was first elected to Parliament in 1988 and was re-elected three times. From 1993 to 2003, he served as Minister in the Cabinet portfolios of Industry, Foreign Affairs, and Finance.

“I am honoured to succeed Jim as Chair, and grateful for the Board's confidence,” said Mr. Manley. “I look forward to working with my fellow directors and our management team to pursue our strategic focus on delivering innovative end-to-end training solutions on a global scale.”

“During my 23 years on CAE’s Board, I have seen this remarkable company evolve and mature beyond many people’s expectations. It has been a privilege to lead a Board of this calibre,” said Mr. Hankinson. “I have every confidence that CAE will continue to thrive under John’s strong leadership.”

CAE is also pleased to announce that General Norton Schwartz was elected to its Board as an independent director, effective today. General Schwartz is currently President and CEO of Business Executives for US National Security and is a retired US Air Force General, having served as its Chief of Staff from 2008 to 2012. General Schwartz was a member of the CAE USA Board prior to his election.

Also departing the CAE Board is retired US Army General Peter J. Schoomaker, who did not stand for reelection since he has reached the mandatory age limit for a CAE Director. General Schoomaker served as a director for nine years.

The vacancy created by General Schwartz joining the CAE Board is filled by General Frank Gorenc, effective August 13, 2018. He is a highly decorated retired General in the US Air Force and rose to the highest levels of leadership in the US military as one of twelve Air Force four-star Generals and to the highest levels of NATO as one of six commanders within the NATO Command Structure.

CAE also announced the final director election results from the 2018 Annual Meeting. The following 10 nominees were elected as Directors of CAE:

Nominee	Votes for	For (%)	Votes Withheld	Withheld (%)
Margaret S. Billson	204,946,225	99.79%	423,065	0.21%
Hon. Michael M. Fortier	204,509,061	99.58%	860,229	0.42%
Alan N. MacGibbon	203,420,878	99.05%	1,948,412	0.95%
Hon. John P. Manley	202,988,314	98.84%	2,380,976	1.16%
François Olivier	204,453,865	99.55%	915,425	0.45%
Marc Parent	204,861,985	99.75%	507,305	0.25%
Michael Roach	204,535,072	99.59%	834,218	0.41%
Gen. Norton Schwartz, USA (ret.)	204,916,874	99.78%	452,416	0.22%
Andrew J. Stevens	202,848,060	98.77%	2,521,230	1.23%
Katharine B. Stevenson	202,110,912	98.41%	3,258,378	1.59%

Final results on all matters voted on at the Annual Meeting are filed concurrently with the securities regulators.

About CAE
CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 9,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide. www.cae.com

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CAE contacts:

General Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications,
+1-514-340-5536, helene.v.gagnon@cae.com

Investor relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations,
+1-514-734-5760, andrew.arnovitz@cae.com

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